Exhibit 1

Elbit Systems Awarded $1.635 Billion Contract to
Deliver a Range of Defense Solutions
to a European Country

Haifa, Israel, August 13, 2025 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that is has been awarded $1.635 Billion contract to deliver a range of defense solutions to a European country. The Implementation of the contract is expected to span over a 5-year period.

The contract includes two groups of technologically advanced solutions from Elbit Systems. These solutions are based on the Company's cutting-edge technologies and portfolio and include embedded AI technology, among others.

The first group includes long-range precision strike artillery-rocket systems and a broad-spectrum of unmanned reconnaissance and loitering aerial combat systems, from operational to tactical ranges, including personally operated drones.

The second group includes, among others, highly sophisticated ISTAR capabilities, including SIGINT, COMINT and electronic warfare systems.  Enabled intelligence collection and processing systems will also be delivered, along with advanced electro-optical (E/O) and night-vision systems, combat vehicle upgrade, and protective systems. In addition, Elbit Systems will deliver comprehensive military digitalization and Network Combat Solution, based on the last software generation and cutting-edge hardware communication equipment. This includes intelligence solutions from the C4ISR suite of command-and-control applications. This integrated solution covers all operational levels, spanning from the strategic army headquarters down to the tactical level, to the last combat vehicle.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "This contract reflects the strong demand for Elbit Systems’ cutting-edge technologies in Europe and demonstrates our ability to deliver integrated, multi-domain solutions tailored to the needs of modern defense forces. Elbit Systems' comprehensive portfolio has proven itself operationally in the battlefield and is highly regarded by its users, and we are proud to support a European nation in strengthening its national security through this strategic partnership. This contract also includes industrial cooperation aimed to strengthen the buyer's national industrial capabilities in the mentioned areas."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs approximately 20,000 people in dozens of countries across five continents. The Company reported $1.9 billion in revenues for the three months ended March 31, 2025 and an order backlog of $23.1 billion as of such date.
For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: 972-77-2947602+
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.